

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2015

Via E-mail
Vincent Genovese
Chief Executive Officer
NAC Global Technologies, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re:** **NAC Global Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-200969**

Dear Mr. Genovese:

We have reviewed your amendment and your letter dated January 20, 2015, and we have the following comments.

Use of Proceeds, page 18

1. As you are now planning to conduct your offering on a best efforts basis through the placement agent, please revise your Use of Proceeds section to explain how you will allocate proceeds to the repayment of the various series of Notes if you are unable to raise at least $986,769 in the offering.

Dilution, page 20

2. Please include disclosure showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

Please contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Danovitch (*via e-mail*)
    Robinson Brog Leinwand Greene Genovese & Gluck P.C.